Exhibit 99.2

4Q25 EARNINGS PRESENTATION

IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . IM

INDEX 04 22 32 33 34

LARGER FOOTPRINT IN THE BRAZILIAN INVESTMENT INDUSTRY

R$2.1T
IN AUC + AUM + AUA

~18K
ADVISORS

~4.8 MILLION
CLIENTS

~800
INVESTMENT CENTERS[1]
(PRESENT IN 23 BRAZILIAN STATES + FEDERAL DISTRICT)

~2.2 MILLION
EQUITIES DAILY AVERAGE TRADES

#1
IN TRADED VOLUMES ON B3

~50 THOUSAND
FIXED INCOME TRANSACTIONS PER DAY

1ST
MODEL-AGNOSTIC NVESTMENT PLATFORM IN BRAZIL

Notes: 1 – Considering B2B and B2C channels

4

EXCELENCE TRANSLATED INTO POSITIVE RETUNRS EDUCATION BROKERAGE ADVISORY SERVICES ASSET MANAGEMENT OFFSHORE INVESTMENTS WHOLESALE BANK RETAIL BANKING FIRST WAVE ACCESS TO PRODUCTS SECOND WAVE SCALE, LARGER DISTRIBUTION CAPACITY AND COMPLETE ECOSYSTEM THIRD WAVE DEMOCRATIZING ACCESS TO THE WEALTH SERVICE MODEL Holistic and agnostic approach, encompassing the complete needs of our clients, both on the individual and corporate levels. Universal access to top quality financial services. ONE - STOP - SHOP 5 FINANCIAL SOLUTIONS THAT IS CONSTANTLY TRANSFORMING HOW BRAZILIANS INVEST CONSOLIDATING AND EXPANDING OUR ACTIVITIES WHILE PRESERVING OUR DISTRUPTIVE DNA

THIS STRATEGY HAS BEEN DELIVERING CONSISTENT PROFITABILITY GROWTH FINANCIAL PERFORMANCE COMBINED WITH A CONSERVATIVE CAPITAL STRUCTURE 2019 2020 2021 2022 2023 2024 2025 29% CAGR Income Statement Balance Sheet and Profitability Adjusted Diluted EPS R$ 2025 Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology 6 4 Q 2 5 2025 R$ 19.5 bn Gross Revenue (+8 % YoY) R$ 5.5 bn Adj. EBT (+10% YoY) R$ 5.2 billion Adj. Net Income (+15% YoY) R$ 5.3 bn Gross Revenue (+12% YoY) R$ 1.5 bn Adj. EBT (+20% YoY) R$ 1.3 billion Adj. Net Income (+10% YoY) 23.9 % ROE (+94bps YoY) 20.4 % BIS Ratio 1 18 % Adj. Diluted EPS Growth YoY

ON TOP OF OUR UNIQUE SCALE AND DIFFERENTIATED PLATFORM **WE CONSISTENTLY IMPROVED** HOW WE SERVE CLIENTS

XP is Brazil's first service-model-agnostic investment platform, giving clients full freedom of choice:

- Transactional Model
- Fee-based Model
- RIA

23% Retail AuC

XP Service Model Index is an important tool to track alignment and adherence to our way to serve

XP Service Model – (range)

0 —— 100

Index includes metrics that are aligned to Advisors' incentives:

Financial value: FinPlan, Wealth Planning and other value-added services

Portfolio value: Quality of relationship and client proximity

Relationship value: Adherence to recommended asset allocation based on IP

Ecosystem value: Cross-sell based on client's financial goals (e.g. insurance, credit)

Increase in Satisfaction, Inflows, Revenues and Portfolio Quality for Clients Above the Index Target[1]

Δ Revenue (%)	+21%
Δ client assets net inflow	+2X
% above target (AuC; Dec/25)	39%

Notes: 1 – 2025 figures, for clients with AuC between R$300k-30M in the B2B segment

7

EXCELENCE TRANSLATED INTO POSITIVE RETUNRS

Financial Planning combined with adherence to Expert Allocation leading to better performance for clients

In-house Developed Tools Powering Client Journey



Detalhes do seu Planejamento Financeiro
R$ 14.000,00
64 anos
89 anos
R$ 22.000,00
103% do CDI
Acessar planejamento completo
Conversar com assessoria

Financial Planning:
Proprietary tool to build a financial plan and track their performance vs. planned

21% of targeted clients track their Financial Planning with an Advisor[1]

Wealth Planning:
Financial and legal support to optimize, protect and plan succession of their assets

12% of targeted clients have ongoing Wealth Planning support[2]

Expert Allocation:
Ensuring robust governance and risk management in client portfolio construction

+2.4x Jun-Dec Growth — Year-end record in Expert Allocation adherence

Clients' Portfolios Performance[3]



39%
23%
28%
9%
1%
+110% CDI
100-110% CDI
80-100% CDI
0-80% CDI
Negative

Note: 1 – Considering clients with AuC between R$300K-3 million; 2 – Considering clients with AuC between R$3-30 million; 3 - Consider active clients, with a minimum of 1 year tenure and AuC below R$ 30 mn. Exclude B2C Digital clients.

8

EXCELENCE TRANSLATED INTO POSITIVE RETUNRS Financial Planning combined with adherence to Expert Allocation leading to better performance for clients In - h o u s e D e v e l o p e d To o l s P o w e r i n g C l i e n t J o u r n e y C l i e n t s ’ P o r t f o l i o s P e r f o r m a n c e 3 Financial Planning: Proprietary tool to build a financial plan and track their performance vs. planned 39% of targeted clients track their 21% Financial Planning with an Advisor 1 Wealth Planning: Financial and legal support to optimize, protect and 23% plan succession of their assets 12% of targeted clients have ongoing Wealth Planning support 2 28% Expert Allocation: Ensuring robust governance and risk management in 9% client portfolio construction 1% +2.4x Year - end record in Expert +110% CDI 80 - 100% CDI Negative Jun - Dec Growth Allocation adherence 100 - 110% CDI 0 - 80% CDI Note: 1 – Considering clients with AuC between R$300K - 3 million; 2 – Considering clients with AuC between R$3 - 30 million; 3 - Consider active clients, with a minimum of 1 year tenure and AuC below R$ 30 mn. Exclude B2C Digital clients. PROPRIETARY TECHNOLOGY AS A KEY FACTOR TO SUPPORT SCALABILITY WITH GOVERNANCE 50% OF INTERACTION WITH CLIENTS BEING MONITORED AND TREATED +60% OF EMPLOYEES USING AI DAILY +160 AI INITIATIVES IMPORTANT TOOL TO IMPROVE SCALABILITY AND EFFICIENCY 30% ADVISOR ASSET ALLOCATION GUIDED BY PERSONALIZED RECOMMENDATION ENGINES CONSISTENCY AND GOVERNANCE PRODUCTIVITY AND SCALE TIME ASSET ALLOCATION & RELATIONSHIP Sophisticated models offering tailored recommendations 9 Personalized financial recommendations and investment agents OPERATIONAL EFFICIENCY Automation driving productivity Conversational assistants and automated workflows clients AUGMENTED ADVISOR AI - driven advisor support and client self - service AI auto - pilot for dialogue with TECHNOLOGY POWERING DEEPER AND CLOSER RELATIONSHIPS WITH HIGHER PRODUCTIVITY

THE DEVELOPMENT OF OUR 18 , 000 ADVISORS IS A KEY PART OF OUR JOURNEY TOWARDS EXCELLENCE FOUNDATION SCALE AND EXPANSION 10 FUTURE GROWTH W E O F F E R TO A D V I S O R S A D VA N C E D TO O L S A N D R E S O U R C E S , B A C K E D B Y R O B U S T D ATA I N T E L L I G E N C E A N D T E C H N O L O G Y Education as a pillar to democratize access to financial products Unlocking the ability to support a broader range of clients and expand our addressable market Stockbroker Complementary sales channel, extending our vertical integration Expansion of our network to become the largest investment sales force in Brazil Internal Advisors Independent Financial Advisors Financial Planner / Consultant

THROUGH CLIENTS' PERCEPTION OF XP’S EXCELLENCE AND BACKED BY TECHNOLOGY, WE WILL ACHIEVE OUR MAIN GOALS IN EACH SEGMENT Leadership in Core Business Our main goal is to achieve leadership in the investment market , our core business RETAIL INVESTMENTS Grow With Our Client’s Needs RETAIL CROSS - SELL Premier Service With Unique Value CORPORATE & SMB Starting from our clients’ needs, we will expand our offer to serve their complete financial needs We want to fully explore the synergy between Wholesale Bank and Investments , deepening our relationship with Brazilian Corporate Clients and SMBs 11

RETAIL INVE

CONSISTENT RESULTS IN OUR CORE SEGMENTS

Investment in high-income and private segments have delivered the expected results

	RETAIL CLIENTS R$0 – 300 K OPPORTUNITY	HIGH INCOME R$300 k – 10 MM STRENGHT	PRIVATE +R$10 MM GROWING
Business Context	• Market share pressure accompanied by lower NPS and margin compression • **Redesign** the way to serve to **improve efficiency**	• **Core segment**, with **strong fundamentals** and concentrating most investments • **Competitive advantages** reinforced	• **Transition to a full wealth manager**, covering all clients' needs (individual and corporate) • **Investment** to build a **robust product** platform with a **top team**
Current Scenario	• **New value proposition** with initial **NPS improvement** and **accretive margins** • **Technology** is key to expand	• **Multi-model and excellence approach** supporting growth • **FinPlan / Wealth Planning and Expert Allocation** at the center of the strategy	• Resumed growth with **market share gain** • **Expansion in credit and cross-selling** within XP full ecosystem (i.e. IB) • Margin expansion expected

13

Total Client Assets, AUM and AUA in XP totaling R$ 2.1 trillion 4Q25 Retail NNM of R$20 bn Total Client Assets, AUM and AUA (R$ Billion) Total Client Assets (in R$ bn) AUM (in R$ bn) AUA (in R$ bn) Total Client Assets and Net New Money (R$ Billion) Retail Corporate & Institutional 186 228 252 233 294 336 1,286 4Q24 1,425 3Q25 1,491 4Q25 1,705 1,947 2,079 +22% 20 20 20 10 9 12 4Q24 3Q25 4Q25 29 29 32 81 14 76 28 19 2024 2025 109 94 Individuals NNM of R$23 bn SMBs NNM of - R$3 bn THE COMPOUNDING EFFECT OF OUR ASSETS AND TRACTION IN OUR CORE SEGMENTS ARE COMBINED WHITHIN OUR MAIN GROWTH PILLARS

CROSS - SELL

WE ARE CONSISTENTLY IMPROVING OUR OFFERING

AIMING TO OFFER A COMPLETE SOLUTIONS FOR OUR CLIENTS

INSURANCE

Several improvements in XPs life insurance led to significant increase in premiums collected

2026

New launches: travel, home, credit line insurances

New life insurance products and inclusion of new coverages

CARDS

New Cards increasing SoS and penetration in target clients[1]

2026

New product launches: Clear and Corporate cards

CONSORTIUM

Increasing volumes (+228%) and market share gain (+160%) YoY

Development of new products such as fixed-rate products with lower installments

2026

Integration of the consortium offering to the financial planning

New tech-enabled features to improve the post-sale customer journey

RETIREMENT PLANS

Cross-channel campaigns and client initiatives leading to positive inflows

Record PGBL contributions (+17% YoY)

+20% Revenue growth YoY

2026

New product shelf and improved in-app experience

NEW

ROLLOUT OF A PROPRIETARY DOLLAR-BACKED STABLECOIN

INTRODUCTION OF CRYPTO SERVICES IN 1H26

Notes: 1- Since Jul/25

16

Main KPIs

	4Q24	3Q25	4Q25	Change (4Q24–4Q25)
Cards TPV (in R$ bn)	13.1	13.1	14.6	+11%
Life Insurance Gross Written Premium (in R$ mm)	401	451	502	+25%
Retirement Plans Assets (in R$ bn)	81	90	95	+17%
Retail Credit – NII[4] (in R$ mm)	81	83	83	+2%
NIM	1.1%	1.6%	1.5%	
Other New Products Revenue[5] (in R$ mm)	213	250	258	+21%

Penetration[1,2]

4Q25	Peers Avg.
32%	50%

Penetration[2,3]

4Q25	Market Avg.
3%	17%

Market Share

4Q25	Market Leader
5%	27%

Expected Credit Losses

<1% ECL

FX

Digital Accounts

Global Investments

Consortium

Notes: 1- Active Credit Cards vs. Total Active Clients, 2 – Company Estimates for Peers and Market Average, 3 – Penetration based on Active Clients from XP and Rico only, 4 – Credit facilities only for individual clients, excluding Credit Cards, 5 - Includes FX, Digital Account, Global Investments, Consortium and Other Insurance

17

WHOLESALE BANK

IN JUST FIVE YEARS, WE HAVE BECOME ONE OF THE LARGEST WHOLESALE BANKS IN BRAZIL Our strengths lie in Global Markets and Institutional Brokerage S e c o n d a r y M a r k e t S h a r e #1 Equities Options #1 Interest Rates Options Market Share (Traded Volumes at B3) 1 48% Equities Dominance in Other Instruments 1 #1 Interest Rates Swaps 48% Ibov Futures 50% FX Futures 39% Options 49% ETFs 4th in DCM 1st in CRA and FII 3 I n v e s t m e n t B a n k i n g – D C M M a r k e t S h a r e 2 Note: 1 – Considering clients with AuC between R$300K - 3 million; 2 – Considering clients with AuC between R$3 - 30 million; 3 - Consider active clients, with a minimum of 1 year tenure and AuC below R$ 30 mn. Exclude B2C Digital clients. 19 Note 1 - Source B3 for Bovespa volumes; 2 - Source Anbima for fixed Income Distribution in November 2025; 3 – FII (Fundos de Investimentos Imobiliários) are similar to REITs 4Q24 Nov. 2025 Market Leader 9% 12% 25%

OPPORTUNITIES FOR THE NEXT YEARS SMB CREDIT Broaden product portfolio beyond investments and FX Focus on transactions and payments Individuals Corporates Credit as a catalyst for the investment business Credit products completing the offering to have clients’ primacy Strengthen our focus on structured solutions Expand our corporate product offering, enhancing our competitiveness Home equity, tailored products for high income segments, private sector payroll backed loans, among others Receivables, government sponsored funds, real estate, among others Leverage on the largest advisor network to reach SMBs Deliver simple and comprehensive financial solutions Expansion of our credit offering while preserving our longstanding conservative and prudent approach 20

4Q25 FINANCIALS

Retail Institutional Corporate & Issuer Services Other Gross Revenue Breakdown R$ Million Gross Revenue Breakdown % GROSS REVENUE G R O S S R E V E N U E P O S T E D + 8 % G R O W T H W I T H R E TA I L S U S TA I N I N G T H E S A M E R E P R E S E N TAT I V E N E S S Y O Y 332 340 346 599 729 895 224 3,569 4Q24 3,704 169 3Q25 3,862 175 4Q25 4,725 4,942 5,279 +12% 13,489 1,373 2,289 2024 14,584 1,373 2025 18,035 884 19,447 756 2,733 +8% 76% 75% 73% 7% 7% 7% 13% 15% 17% 5% 3% 3% 4Q24 3Q25 4Q25 75% 22 75% 8% 7% 13% 14% 5% 4% 2024 2025

Equities Fixed Income Funds Platform New Verticals Other Retail RETAIL GROSS REVENUE I N C R E A S I N G R E V E N U E D I V E R S I F I C AT I O N Retail Revenue R$ Million Retail Gross Revenue Breakdown % 4Q24 3Q25 4Q25 3,569 3,704 +8% 3,862 2024 23 2025 +8% 14,584 13,489 18% 16% 10% 28% 28% 20% 17% 10% 25% 28% 19% 19% 11% 24% 27% 4Q24 3Q25 4Q25 17% 16% 10% 26% 32% 19% 17% 10% 26% 28% 2024 2025

CORPORATE & ISSUER SERVICES REVENUE WHOLESALE BANK GROWING DOUBLE DIGITS Corporate & Issuer Services Breakdown R$ Million 262 406 491 337 323 404 4Q24 3Q25 4Q25 599 729 895 +49% Corporate Issuer Services 965 1,324 24 2024 1,457 1,276 2025 2,289 2,733 +19%

SALES, GENERAL & ADMINISTRATIVE EXPENSES ( SG& A) ¹ SG& A¹ (R$ Milion) (LTM%) 490 530 586 1,087 4Q24 1,142 3Q25 1,147 4Q25 1,577 1,672 1,733 +10% 4,056 1,871 2024 4,273 2,111 2025 5,927 6,384 +8% People Non - people 25.1% 36.3% 4Q23 1Q24 2Q24 3Q24 23.7% 34.7% 4Q24 1Q25 2Q25 3Q25 23.2% 34.7% 4Q25 Efficiency and Compensation Ratios¹ Compensation Ratio Efficiency Ratio Notes: 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and others 25

EBT M ARG I N EXPANSI O N BO TH O N Q UARTELY AND O N YEARLY BASI S EBT (R$ Milion) EARNING BEFORE TAXES (EBT) 28.7% 4Q24 28.5% 3Q25 31.3% 4Q25 1,289 1,331 1,547 20% EBT Margin 26 29.1% 2024 29.6% 2025 4,974 5,459 +10%

1 - Please refer to the Non - GAAP Reconciliation in the appendix. ALL TI M E HI G H RESULTS I N THE Q UARTER - W I TH 15 % G RO W TH I N THE YEAR ADJUSTED NET INCOME 27.0% 4Q24 28.5% 3Q25 26.9% 4Q25 1,210 1,330 1,331 10% 26.4% 27 2024 28.3% 2025 4,544 5,218 +15% Adjusted Net Income 1 Adjusted Net Margin

CAPITAL MANAGEMENT

Dividends Paid and Share Repurchases (R$ Million)


Share Repurchases
Dividends Paid
1,815
4,458
3,542
916
3,354
2,000
1,354
2,399
500
1,899
2022
2023
2024
2025

Payout Ratio


51%
114%
74%
46%
2022
2023
2024
2025

Consistent Capital Distribution to Shareholders, with more than R$10 bn in Dividends and Share Repurchases

28

Notes: 1 – Calculated based on Adjusted Net Income EPS and Return on Tangible Equity Adjusted Diluted EPS 1 ( R $ ) 23.4% 4Q24 23.0% 3Q25 22.8% 4Q25 29.1% 28.0% 27.7% Adjusted Annualized ROTE and ROAE 1 ROAE ROTE 4Q24 3Q25 4Q25 2.23 2.47 2.56 +15% 2024 2025 8.28 9.81 +18% 23.0% 29 2024 23.9% 2025 28.7% 29.5%

CAPITAL MANAGEMENT BIS Ratio 1 4Q24 3Q25 4Q25 17.7% 21.2% 20.4% 16.1% 0.8% 0.8% 18.5% 0.8% 1.9% 17.3% 1.4% 1.7% 20.4% BIS Ratio Common Equity Tier 1 Additional Tier 1 Tier 2 24% 36% 30% 4Q24 51% 33% 16% 27% 3Q25 51% 34% 15% 30% 4Q25 106 108 119 40% Risk - Weighted Assets and VaR (R$ Milion) Credit RWA Market RWA Operational RWA RWA % of Total Assets 16 bps 30 30 12 bps 17 bps VaR 2 of R$39mm , or 17bps of Equity Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology, 2 – Average Daily VaR,1 day, 95%

Strategic Foundations for 2026 Excellence is our growth pillar , underpinned by the development of new and scalable processes, governance, and technology – combined with aligned incentives and trained sales force Investments made over the past years starting to mature Continue segmentation with accurate value proposition New investments in the Wholesale Bank and in the B 2 C channel Focus on excellence and innovation Capital Strong and consistent capital returns Conservative capital structure giving optionality under different scenarios Business 31

Q&A

APPENDIX

To t a l U n s e c u r e d S e c u r e d R $ billion 25.2 6.5 18.7 Loans 9.4 1.9 7.5 Credit Card 43.4 39.8 3.6 Corporate Securities 78.0 48.2 29.8 Credit Portfolio Main Activities Investment Banking Fixed Income Distribution Corporate Credit TOTAL LOAN 34

Non-GAAP Financial Information

(in R$ mn)	4Q25	4Q24	YoY	3Q25	QoQ	2025	2024	YoY
Net Income	1,282	1,181	9%	1,330	-4%	5,169	4,953	4%
Hedge of Social Charges	13	47	-	-	-	13	47	-72%
PSU Expiration Expenses / Hedge of Social Charges	(3)	(59)	-	-	-	(3)	(59)	-95%
Tax Expenses	39	41	-	-	-	39	41	-6%
Adjusted Net Income	1,331	1,210	10%	1,330	0%	5,218	4,983	5%

Adjusted Net Income is a financial measure that reflects the company's net income, excluding certain non-recurring or non-cash items that management believes do not reflect the company's core operating performance. In the current period, this includes adjustments related to social charges and deferred tax assets associated with Performance Stock Units (PSUs) that expired unvested.

These adjustments exclude accounting charges that neither impact cash flow nor reflect recurring earnings volatility. By removing these effects, Adjusted Net Income provides a more accurate view of the company's underlying profitability.

Additionally, Adjusted Revenue (+R$13mm) and Adjusted SG&A (-R$3mm) also resulted in an Adjusted EBT. These financial measures exclude certain items that management believes are not indicative of the company's core operating performance. These adjustments relate to one-off impacts from hedging social charges associated with share-based compensation expenses.

By excluding these items, Adjusted Revenue and Adjusted Expenses offer a more accurate representation of the company's recurring operating results, facilitating comparability across reporting periods.

35

4Q25 EARNINGS PRESENTATION Investor Relationsir@xpi.com.br https://investors.xpinc.com/